SECURITIES AND EXCHANGE COMMISISON
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           PARALLEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                    COMMON STOCK, par value $0.006 per share
                         (Title of Class of Securities)
                                   699159 10 9
                                 (CUSIP Number)

                                 Glenn A. Little
                              211 West Wall Street
                              Midland, Texas 79701
                                  432-682-1761
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 23, 2004
            (Date of Event, Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glenn A. Little
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    20,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    20,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     20,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.96%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

ITEM 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.006 per share (the "Common Stock") issued by Parallel Technologies, Inc. a Nevada corporation (the "Issuer"), whose principal executive offices are located at 211 West Wall Street, Midland, Texas 79701.

ITEM 2.  Identity and Background.

This statement is filed by Glenn A. Little, whose business address is 211 West Wall Street, Midland, Texas 79701. The Reporting Person is a registered broker/dealer whose business address is 211 West Wall Street, Midland, Texas 79701.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Considerations.

The source of funds is Reporting Person's personal funds and the amount of funds is $120,000.

ITEM 4.  Purpose of Transaction.

The purpose of the transaction was for investment.

ITEM 5.  Interest in Securities of the Issuer.

As of the date of the Reporting Event, the Reporting Person beneficially owned 20,000,000 shares of the Issuer's stock, comprising approximately 50.96% of the shares common stock outstanding. The percentage used herein was calculated based upon the 39,243,659 shares of Common Stock of the issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to the 20,000,000 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

At the time of acquisition of the securities of the Issuer, there were no contracts, agreements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.  Material to be filed as Exhibits.
                                       N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2005

 /s/  Glenn A. Little
-----------------------
Glenn A. Little